SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)


                              MERITAGE CORPORATION
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)


                                    59001A102
                                 (CUSIP Number)


                                  Larry W. Seay
                              Meritage Corporation
                      6613 North Scottsdale Road, Suite 200
                            Scottsdale, Arizona 85250
                                 (480) 998-8700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 21, 2001
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

---------------------                                          -----------------
CUSIP NO. 59001A102               SCHEDULE 13D                 Page 2 of 7 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Steve J. Hilton
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not applicable
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     779,448
                     (16,800 of which shares are subject to a forward
                     sale agreement and pledge agreement. See Item 4(a))
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       779,448
      PERSON         (16,800 of which shares are subject to a forward
       WITH          sale agreement and pledge agreement. See Item 4(a))
                     ---------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    779,448
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.58% (See Item 5)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                          -----------------
CUSIP NO. 59001A102               SCHEDULE 13D                 Page 3 of 7 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 2 to Schedule 13D ("Amendment") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Meritage Corporation, a Maryland corporation (the "Company"), whose principal executive offices are located at 6613 North Scottsdale Road, Suite 200, Scottsdale, Arizona 85250.

ITEM 2. IDENTITY AND BACKGROUND.

     The name, address, and background information for the person filing this Amendment is as follows:

     (a)  Name: Steven J. Hilton

     (b)  Business Address: c/o Meritage Corporation
                                6613 North Scottsdale Road, Suite 200
                                Scottsdale, Arizona  85250

     (c) Principal Employment: Co-Chairman and Co-Chief Executive Officer of the Company. The Company is engaged in the business of designing, building, and selling single-family homes. The address of the Company is set forth in (b) above.

     (d) Mr. Hilton has not been convicted in a criminal proceeding in the past five years (excluding traffic or similar misdemeanors).

     (e) During the past five years, Mr. Hilton has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has not been and is not subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

     (a) On September 21, 2001, the terms of a disposition of Common Stock pursuant to a Stock Purchase Agreement, dated August 30, 2001, between Mr. Hilton and UBS Warburg LLC (the "Broker") were established. On September 26, 2001, Mr. Hilton received a payment of $715,430.70 from the Broker. This sum represents the product of (i) 16,800 (the number of shares of Common Stock sold short by the Broker during the initial hedging period ended September 14, 2001, i.e. the "Base Amount"), (ii) $49.2314 (the volume weighted average of the per share prices of the shares sold short during the initial hedging period, i.e. the "Initial Share Price"), and (iii) 86.50%.

---------------------                                          -----------------
CUSIP NO. 59001A102               SCHEDULE 13D                 Page 4 of 7 Pages
---------------------                                          -----------------

          In return, Mr. Hilton has agreed to deliver to the Broker a number of shares of Common Stock equal to the Base Amount multiplied by the Settlement Ratio on September 24, 2004 (the "Settlement Date"). The Settlement Ratio is determined as follows:

          (i) if the closing price per share of the Common Stock on September 21, 2004 (the "Settlement Price") is less than $64.0008 (the "Threshold Appreciation Price") but greater than $49.2314 (the "Downside Protection Threshold Price"), the Settlement Ratio will be equal to the Downside Protection Threshold Price divided by the Settlement Price;

          (ii) if the Settlement Price is equal to or greater than the Threshold Appreciation Price, the Settlement Ratio will be equal to a fraction, the numerator of which will be the sum of (A) the Downside Protection Threshold Price and (B) the excess, if any, of the Settlement Price over the Threshold Appreciation Price, and the denominator of which will be the Settlement Price; and

         (iii) if the Settlement Price is equal to or less than the Downside Protection Threshold Price, the Settlement Ratio will be 1.

          The financial terms described above, including the Base Amount, are subject to adjustment in the event of certain corporate transactions, including subdivisions and reclassifications of the Common Stock, the payment of dividends on the Common Stock, repurchases of the Common Stock by the Company and other similar events that may have a dilutive or concentrative effect on the Common Stock.

          Under a Pledge Agreement entered into in connection with the Stock Purchase Agreement, 16,800 shares of the Common Stock beneficially owned by Mr. Hilton were pledged to UBS AG, Stamford Branch (the "Collateral Agent"). See Item 7 below.

          Except as noted above with respect to the Stock Purchase Agreements, Mr. Hilton has no plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company.

     (b) Mr. Hilton presently has no plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.

     (c) Mr. Hilton presently has no plans or proposals that relate to or would result in a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries.

     (d) Mr. Hilton presently has no plans or proposals that relate to or would result in any change in the present board of directors or management of the Company.

     (e) Mr. Hilton presently has no plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Company.

     (f) Mr. Hilton presently has no plans or proposals that relate to or would result in any other material change in the Company's business or corporate structure.

---------------------                                          -----------------
CUSIP NO. 59001A102               SCHEDULE 13D                 Page 5 of 7 Pages
---------------------                                          -----------------

     (g) Mr. Hilton presently has no plans or proposals that relate to or would result in changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person.

     (h) Mr. Hilton presently has no plans or proposals that relate to or would result in causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) Mr. Hilton presently has no plans or proposals that relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

     (j) Mr. Hilton presently has no plans or proposals that relate to or would result in any action similar to any of those enumerated in (b) through
          (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Hilton is the beneficial owner of 779,448, or 14.58%, of the outstanding shares of Common Stock. Mr. Hilton's percentage ownership is based on 5,345,746 shares reported outstanding as of August 10, 2001 in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

     (b) Mr. Hilton has sole power to vote and dispose of all of the shares that he beneficially owns.

     (c) On August 17, 2001, Mr. Hilton exercised an option to purchase 40,000 shares of the Common Stock at a price of $5.25 per share and simultaneously sold such shares in a transaction with a broker at a price of $48.23 per share.

     (d) No person has any right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

STOCK PURCHASE AGREEMENT

     On August 30, 2001, Mr. Hilton entered into a Stock Purchase Agreement with the Broker, the financial terms of which were established on September 21, 2001. Pursuant to the Stock Purchase Agreement, Mr. Hilton received a payment of $715,430.70 from the Broker and assumed the obligation to deliver to the Broker, on September 24, 2004, a number of shares of Common Stock to be determined in accordance with the formula described in Item 4(a) above.

---------------------                                          -----------------
CUSIP NO. 59001A102               SCHEDULE 13D                 Page 6 of 7 Pages
---------------------                                          -----------------

PLEDGE AGREEMENT

     In connection with the Stock Purchase Agreement, Mr. Hilton also entered into a Pledge Agreement with the Broker and the Collateral Agent to secure performance of his obligations under the Stock Purchase Agreement. Under the Pledge Agreement, Mr. Hilton has assigned and pledged to the Collateral Agent 16,800 shares of Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits herewith:


     Exhibit A      Stock Purchase Agreement, dated as of August 30, 2001,
                    between Steven J. Hilton and UBS Warburg LLC

     Exhibit B      Pricing Schedule to the Stock Purchase Agreement, dated as of September 21, 2001

     Exhibit C      Pledge Agreement, dated as of August 30, 2001, among Steven
                    J. Hilton, UBS Warburg LLC, and UBS AG, Stamford Branch, as
                    Collateral Agent

---------------------                                          -----------------
CUSIP NO. 59001A102               SCHEDULE 13D                 Page 7 of 7 Pages
---------------------                                          -----------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


Dated: October 3, 2001                       /s/ Steven J. Hilton
                                             -----------------------------------
                                             Steven J. Hilton

                                                                       Exhibit A

                            STOCK PURCHASE AGREEMENT




                                  dated as of




                                August 30, 2001




                                    Between




                              Steven J. Hilton and




                                UBS WARBURG LLC

                            STOCK PURCHASE AGREEMENT

     THIS AGREEMENT is made as of August 30, 2001 between the Seller (as defined herein) and UBS WARBURG LLC, a Delaware limited liability company ("BUYER").

     WHEREAS, Seller owns shares of common stock (the "COMMON STOCK"), of the Company (as defined herein), or security entitlements in respect thereof;

     WHEREAS, Seller has agreed, pursuant to the Pledge Agreement (as defined herein) to grant Buyer a security interest in certain Common Stock to secure the obligations of Seller hereunder;

     WHEREAS, Seller and Buyer are willing to sell and purchase such shares of Common Stock, or security entitlements in respect thereof at the time and on the terms set forth herein;

     NOW,   THEREFORE,   in  consideration  of  their  mutual  covenants  herein
contained, the parties hereto, intending to be legally bound, hereby mutually covenant and agree as follows:

                                    ARTICLE 1
                                  DEFINITIONS

     SECTION 1.1. DEFINITIONS. As used herein, the following words and phrases shall have the following meanings:

     "ACCELERATION AMOUNT" has the meaning provided in Section 8.1.

     "ACCELERATION AMOUNT NOTICE" has the meaning provided in Section 8.1.

     "ACCELERATION DATE" has the meaning provided in Section 8.1.

     "ACCELERATION VALUE" has the meaning provided in Section 8.1.

     "BANKRUPTCY CODE" has the meaning provided in Section 6.7.

     "BASE AMOUNT" means the maximum number of shares of Common Stock that Seller agrees to sell, and Buyer agrees to purchase, pursuant to this Agreement, and shall equal the number of shares of Common Stock sold in Initial Short Sales pursuant to Section 2.2(b). The Base Amount shall be subject to adjustment in connection with Potential Adjustment Events and Merger Events as provided in
Article 7.

     "BUSINESS DAY" means any day on which commercial banks are open for business in New York City and the New York Stock Exchange is not closed.

     "CLOSING PRICE" means, for any security for any Trading Day (the "Reference Date"), (i) the last reported executed trade price (regular way) of such security on the principal trading market for such security on the Reference Date; (ii) if no regular way executed trade price for such security is reported on the principal trading market for such security on the Reference Date, the average of the closing bid and offered prices for such security as reported by the principal trading market for such security on the Reference Date; (iii) if no regular way executed trade price or closing bid and offered prices for such security are reported on the principal trading market for such security on the Reference Date, the Closing Price (as determined in accordance with clause (i) or (ii)) for the next succeeding Trading Day (if any) within the two scheduled Trading Days immediately succeeding the Reference Date on which the Closing Price may be so determined; or (iv) if the Closing Price may not be determined in accordance with clause (i) or (ii) on either of such two immediately succeeding Trading Days, the price determined in good faith by Buyer to be the fair market price of such security as of the close of business on the Reference Date; provided that if such security is no longer listed or admitted to trading on any exchange or in the over-the-counter market on the Reference Date, the Closing Price shall be the average of the closing bid and offered prices for the Reference Date as furnished by a member firm of the most recent principal trading market for such security. The Closing Price shall be subject to adjustment in certain events as provided in Article 7.

     "COLLATERAL AGENT" has the meaning provided in the Pledge Agreement.

     "COMPANY" means Meritage Corporation, a Maryland corporation.

     "DOWNSIDE PROTECTION THRESHOLD PRICE" has the meaning provided in Section 2.2(d). The Downside Protection Threshold Price shall be subject to adjustment in connection with Potential Adjustment Events and Merger Events as provided in
Article 7.

     "EVENT OF DEFAULT" has the meaning provided in Section 8.1.

     "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

     "HEDGING PERIOD" has the meaning provided in Section 2.2(b).

     "INITIAL SHARE PRICE" has the meaning provided in Section 2.2(d).

     "INITIAL SHORT POSITION" has the meaning provided in Section 2.2(d).

     "INTERPRETIVE LETTER" means the interpretive letter from the SEC to Goldman, Sachs & Co. dated December 20, 1999.

     "INSOLVENCY" has the meaning provided in Section 7.2(b).

     "LIEN" means any lien, mortgage, security interest, pledge, charge or encumbrance of any kind.

     "MARKET VALUE" means, as of any date with respect to any share of Common Stock, the Closing Price per share of Common Stock for the Trading Day prior to such date.

     "MATURITY DATE" has the meaning provided in Section 2.2(d).

     "MERGER DATE" has the meaning provided in Section 7.2.

     "MERGER EVENT" has the meaning provided in Section 7.2.

     "NATIONALIZATION" has the meaning provided in Section 7.2(b).

     "NOTICE DATE" has the meaning provided in Section 2.2(c).

     "PAYMENT DATE" has the meaning provided in Section 2.2(d).

     "PLEDGE AGREEMENT" means the Pledge Agreement dated as of the date hereof among Seller, Buyer, the Securities Intermediary and the Collateral Agent, as amended from time to time.

     "POTENTIAL ADJUSTMENT EVENT" has the meaning provided in Section 7.1.

     "PRICING  SCHEDULE" has the meaning  provided in Section 2.2(c).

     "PURCHASE PRICE" has the meaning provided in Section 2.2(d).

     "RULE 144" means Rule 144 under the Securities Act.

     "SEC" means the Securities and Exchange Commission.

     "SECURITIES ACT" means the Securities Act of 1933, as amended.

     "SECURITIES INTERMEDIARY" has the meaning provided in the Pledge Agreement.

     "SELLER" means, Steven J. Hilton, an Arizona resident individual.

     "SETTLEMENT DATE" means the third Business Day immediately following the Maturity Date.

     "SETTLEMENT PRICE" means the Closing Price per share of Common Stock on the Maturity Date.

     "SETTLEMENT RATIO" has the meaning provided in Section 2.2(f).

     "TERMINATION AMOUNT" has the meaning provided in Section 7.3.

     "TERMINATION AMOUNT NOTICE" has the meaning provided in Section 7.3(b).

     "TERMINATION DATE" has the meaning provided in Section 7.3(b).

     "TERMS OF SALE" has the meaning provided in Section 2.2(b).

     "THRESHOLD APPRECIATION PRICE" has the meaning provided in Section 2.2(d). The Threshold Appreciation Price shall be subject to adjustment in connection with Potential Adjustment Events and Merger Events as provided in Article 7.

     "TRADING DAY" means, with respect to any security, a day on which the principal trading market for such security is open for trading or quotation.

     "TRANSFER RESTRICTION" means, with respect to any share of Common Stock (or security entitlements in respect thereof) or other item of collateral pledged under the Pledge Agreement, any condition to or restriction on the ability of the holder thereof to sell, assign or otherwise transfer such share of Common Stock (or security entitlements in respect thereof) or other item of collateral or to enforce the provisions thereof or of any document related thereto whether set forth in such item of Collateral itself or in any document related thereto, including, without limitation, (i) any requirement that any sale, assignment or other transfer or enforcement of such share of Common Stock (or security entitlements in respect thereof) or other item of collateral be consented to or approved by any Person, including, without limitation, the issuer thereof or any other obligor thereon, (ii) any limitations on the type or status, financial or otherwise, of any buyer, pledgee, assignee or transferee of such share of Common Stock (or security entitlements in respect thereof) or other item of collateral,
(iii) any requirement of the delivery of any certificate, consent, agreement, opinion of counsel, notice or any other document of any Person to the issuer of, any other obligor on or any registrar or transfer agent for, such share of Common Stock (or security entitlements in respect thereof) or other item of collateral, prior to the sale, pledge, assignment or other transfer or enforcement of such share of Common Stock (or security entitlements in respect thereof) or other item of collateral and (iv) any registration or qualification requirement or prospectus delivery requirement for such share of Common Stock (or security entitlements in respect thereof) or other item of collateral pursuant to any federal, state or foreign securities law (including, without limitation, any such requirement arising as a result of Rule 144 or Rule 145 under the Securities Act); provided that the required delivery of any assignment, instruction or entitlement order from the seller, pledgor, assignor or transferor of such share of Common Stock (or security entitlements in respect thereof) or other item of collateral, together with any evidence of the corporate or other authority of such Person, shall not constitute a "TRANSFER RESTRICTION".

     "UNRESTRICTED STOCK" means Common Stock (or security entitlements in respect thereof) that is not subject to any Transfer Restriction in the hands of Seller immediately prior to delivery to Buyer (other than any Transfer Restriction referred to in clause (iv) of the definition of Transfer Restriction arising solely as a result of Seller's status as an affiliate (as such term is defined in Rule 144) of the Company) and would not be subject to any Transfer Restriction in the hands of Buyer upon delivery to Buyer.

                                    ARTICLE 2
                               SALE AND PURCHASE

     SECTION 2.1. SALE AND PURCHASE. Upon the terms and subject to the conditions of this Agreement, Seller agrees to sell to Buyer, and Buyer agrees to purchase and acquire from Seller, the number of shares of Common Stock (or security entitlements in respect thereof) equal to the product of the Base Amount and the Settlement Ratio.

     SECTION 2.2. PAYMENT AND TERMS OF SALE.

     (a) PAYMENT. Upon the terms and subject to the conditions of this Agreement, Buyer shall deliver to Seller the Purchase Price on the Payment Date at the offices of Buyer, 677 Washington Blvd., Stamford, CT 06901, or at such other place as shall be agreed upon by Buyer and Seller, paid by certified or official bank check or checks duly endorsed to, or payable to the order of, Seller, or by wire transfer to an account designated by Seller, in New York Clearing House Funds.

     (b) ESTABLISHING THE TERMS OF SALE. Buyer shall determine the Purchase Price, the Payment Date, the Base Amount, the Initial Share Price, the Downside Protection Threshold Price, the Threshold Appreciation Price and the Maturity
Date (collectively, the "TERMS OF SALE") based on the amounts and prices at which and dates on which it effects short sales (the "INITIAL SHORT SALES") of shares of Common Stock in establishing Buyer's Initial Short Position (the dates on which such short sales are effected being collectively referred to as the "HEDGING PERIOD") and otherwise in accordance with the respective formulas for such Terms of Sale set forth below; PROVIDED that, if at any time after the date hereof Seller becomes aware of any material non-public information regarding the Company, Seller shall immediately notify Buyer that it cannot make the representation and warranty set forth in Section 3.1(k) and shall direct Buyer immediately to cease effecting any further hedging activities related to the Common Stock including, without limitation, the Initial Short Sales.

     (c) PRICING SCHEDULE. Within two Business Days after the Initial Short Position has been established, Buyer shall deliver to Seller the pricing schedule (the "PRICING SCHEDULE"), substantially in the form attached hereto as Exhibit A, setting forth the Terms of Sale. The date of delivery of the Pricing Schedule shall be referred to as the "NOTICE DATE".

     (d) RELATED DEFINITIONS. As used herein, the following words and phrases have the following meanings:

          (i) "PURCHASE PRICE" means, as set forth in the Pricing Schedule, an amount equal to the product of (i) the Base Amount, (ii) the Initial Share Price, and (iii) 86.50% (rounded upward or downward to the nearest cent or if there is not a nearest cent, to the next lower cent).

          (ii) "PAYMENT DATE" means, as set forth in the Pricing Schedule, the third Business Day following the Notice Date.

          (iii) "INITIAL SHARE PRICE" means, as set forth in the Pricing Schedule, the volume weighted average of the per share prices (rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th) at which Buyer sells short shares of Common Stock in establishing Buyer's Initial Short Position.

          (iv) "INITIAL SHORT POSITION" means the number of shares of Common Stock that Buyer sells short on or after the date hereof but prior to September 14, 2001 to establish its initial hedge of the price and market risk undertaken by Buyer under this Agreement, provided that the Initial Short Position shall not exceed 100,000 shares of Common Stock.

          (v) "DOWNSIDE PROTECTION THRESHOLD PRICE" means, as set forth in the related Pricing Schedule, the Initial Share Price multiplied by 100.00% (rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th), as adjusted on account of any Potential Adjustment Event in accordance with the provisions of
     Article 7.

          (vi) "THRESHOLD APPRECIATION PRICE" means the Initial Share Price multiplied by 130.00% (rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th), as adjusted on account of any Potential Adjustment Event in accordance with the provisions of Article 7.

          (vii) "MATURITY DATE" means the date designated as the Maturity Date in the Pricing Schedule, which shall be a date falling on the third anniversary of the Payment Date.

     (e) DELIVERY ON SETTLEMENT DATE. On the Settlement Date, Seller agrees to deliver to Buyer a number of shares of Unrestricted Stock equal to the product of (A) the Base Amount and (B) the Settlement Ratio, rounded down to the nearest whole number, and cash in an amount equal to the value (based on the Settlement Price) of any fractional share not delivered as a result of such rounding. If
(x) by 10:00 A.M., New York City time on the Settlement Date, Seller has not otherwise effected such delivery of Common Stock (or security entitlements in respect thereof) and (y) the Common Stock and security entitlements in respect thereof then held by the Securities Intermediary as collateral under the Pledge Agreement is Unrestricted Stock, then the delivery provided by this Section 2.2(e) shall be effected by delivery by the Securities Intermediary to Buyer of a number of shares of Unrestricted Stock then held by the Securities Intermediary as collateral under the Pledge Agreement equal to the number thereof required to be delivered by Seller to Buyer pursuant to this Section 2.2(e)..

     (f) SETTLEMENT RATIO. The "SETTLEMENT RATIO" shall be determined in accordance with the following formula, and is subject to adjustment as a result of certain events as provided in Article 7: (i) if the Settlement Price is less than the Threshold Appreciation Price but greater than the Downside Protection Threshold Price, the Settlement Ratio shall be a ratio (rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th) equal to the Downside Protection Threshold Price divided by the Settlement Price, (ii) if the Settlement Price is equal to or greater than the Threshold Appreciation Price, the Settlement Ratio shall be a ratio (rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th) equal to a fraction with a numerator equal to the sum of (A) the Downside Protection Threshold Price and
(B) the excess, if any, of the Settlement Price over the Threshold Appreciation Price, and a denominator equal to the Settlement Price, and (iii) if the Settlement Price is equal to or less than the Downside Protection Threshold Price, the Settlement Ratio shall be one (1).

     (g) INTERPRETIVE LETTER. Seller and Buyer intend that, upon the execution of this Agreement, this Agreement shall constitute a "Preliminary Agreement" within the meaning of the Interpretive Letter and that, upon the execution of the Pricing Schedule, this Agreement shall constitute a "Final Agreement" within the meaning of the Interpretive Letter.

     (h) RULE 10B5-1. At the time Seller no longer exercises investment discretion and the terms of sale contemplated by this Agreement are fixed, this program shall be deemed to be a plan qualifying under Rule 10b5-1 under the Exchange Act.

     SECTION 2.3. Intentionally Omitted.

     SECTION 2.4. EARLY TERMINATION. With the prior written consent of Buyer, Seller may terminate this Agreement in whole or in part at any time prior to the Settlement Date upon such terms as Buyer and Seller may agree in writing.

     SECTION 2.5. TRANSACTIONS INVOLVING COMMON STOCK. To hedge its exposure to the Common Stock under this Agreement, Buyer or an affiliate thereof may from time to time effect purchases, long sales or short sales (including without limitation the Initial Short Sales) of shares of Common Stock or options or other derivatives in respect thereof (or combinations of such transactions). Except as set forth in Section 2.2(b) and (d), all such hedging transactions shall be effected by Buyer or any of its affiliates solely for their benefit and Seller shall not have any financial interest in, or any right to direct the timing or amount of, any such transactions.

                                    ARTICLE 3
                    REPRESENTATIONS AND WARRANTIES OF SELLER


     SECTION 3.1. REPRESENTATIONS AND WARRANTIES OF SELLER. Seller represents and warrants to Buyer and the Agent that:

     (a) Seller (if a natural person), is a natural person residing in the State of Arizona; (if a corporation) has been duly incorporated and is validly existing as a corporation in good standing under the laws of its jurisdiction of incorporation; (if a partnership) is validly existing as a partnership under the laws of its formation; (if a trust) has been duly created and is validly existing as a trust under the laws of its formation.

     (b) Each of this Agreement, the Pledge Agreement and each other document relating hereto or thereto to which Seller is a party or that Seller is required to deliver is (if Seller is a corporation, partnership or trust) within its corporate, partnership, trust powers (as applicable), has been duly authorized, executed and delivered by or on behalf of Seller and is a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally and equitable principles of general applicability.

     (c) The execution and delivery by Seller of, and the performance by Seller of its obligations under, this Agreement and the Pledge Agreement (i) will not contravene or constitute a default under any provision of applicable law or regulation, the applicable constitutive documents of Seller (if any), any agreement or other instrument binding upon Seller or any of its subsidiaries (if any) or assets or any judgment, order or decree of any governmental body, agency, official or court having jurisdiction over Seller, whether foreign or domestic, and (ii) do not require any consent, approval, authorization or order of, or filing or qualification with, any governmental body, agency, official, self-regulatory organization or court or other tribunal, whether foreign or domestic.

     (d) Seller is acting for its own account and has made its own independent decisions to enter into this Agreement and the Pledge Agreement and as to whether this Agreement or the Pledge Agreement is appropriate or proper for Seller based upon its own judgment and upon advice from such advisers as Seller has deemed necessary. Seller is not relying on any communication (written or oral) of Buyer, or any of its affiliates, officers or employees as investment advice or as a recommendation to enter into this Agreement or the Pledge Agreement; it being understood that information and explanations related to the terms and conditions of this Agreement or the Pledge Agreement shall not be considered investment advice or a recommendation to enter into this Agreement or the Pledge Agreement. No communication (written or oral) received from Buyer, or any of its affiliates, officers or employees shall be deemed to be an assurance or guarantee as to the expected results of this Agreement.

     (e) Seller is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of this Agreement and the Pledge Agreement.

     (f) Seller understands that Buyer, its affiliates, officers or employees are not acting as a fiduciary for or an adviser to Seller in respect of this Agreement or the Pledge Agreement.

     (g) Seller has not, without the written consent of Buyer, sold any shares of Common Stock (or security entitlements in respect thereof) or hedged (through swaps, options, short sales or otherwise) any long position in the Common Stock (or security entitlements in respect thereof) at any time during the period beginning on the date three months prior to the date hereof and ending on the date hereof, except that Seller sold 3,800 shares of Common Stock on or about June 13, 2001 and 40,000 shares of Common Stock on or about August 17, 2001. For purposes of this Section and Section 6.6, Common Stock shall be deemed to include securities convertible into or exchangeable or exercisable for Common Stock.

     (h) Seller does not know or have any reason to believe that the Company has not complied with the reporting requirements contained in Rule 144(c)(1) under the Securities Act.

     (i) Delivery of shares of Common Stock (or security entitlements in respect thereof) by Seller pursuant to this Agreement will pass to Buyer title to such shares (or security entitlements) free and clear of any Liens, except for those created pursuant to the Pledge Agreement.

     (j) Seller has a valid business purpose for entering into this Agreement, and the transaction contemplated hereby is consistent with Seller's overall investment strategy.

     (k) Seller is not on the date hereof, and will not be on any day during the Hedging Period, in possession or aware of any material non-public information regarding the Company and, to the extent Seller is an officer, director or employee of the Company, Seller is currently able to sell Common Stock and enter into this Agreement in accordance with the Company's policies for trading in the Common Stock applicable to Seller and Seller has obtained the approval of counsel for the Company to enter into this Agreement.

     (l) As of the date hereof, Seller is not the beneficial owner (as defined in Rule 13d-3 under the Exchange Act, but treating any securities beneficially owned by Seller that are convertible, exchangeable or exercisable into or for equity securities of the Company as if they had been converted, exchanged or exercised) of more than seventeen percent of the outstanding shares of any class or series of equity securities issued by the Company. For purposes of this representation, Seller shall be deemed to have beneficial ownership of any securities beneficially owned by Seller within the meaning of said Rule 13d-3 whether such beneficial ownership is direct or indirect and whether it is based on securities individually owned by Seller or securities owned as a member of a "group" within the meaning of Rule 13d-5(b) under the Exchange Act.

     (m) Seller acknowledges and agrees that Buyer and its affiliates may engage in proprietary trading for their own accounts and the accounts of their affiliates in the shares of Common Stock or in securities that are convertible, exercisable or exchangeable into or for shares of Common Stock (including such trading as Buyer or its affiliates deem appropriate in their sole discretion to hedge its or their market risk in any transaction whether between Buyer and Seller or with other third parties) and that such trading may affect the value of the shares of Common Stock.

                                    ARTICLE 4
                     REPRESENTATIONS AND WARRANTIES OF BUYER


     SECTION 4.1. REPRESENTATIONS AND WARRANTIES OF BUYER. Buyer represents and warrants to Seller as follows:

     (a) This Agreement has been duly authorized, executed and delivered by Buyer and is a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally and equitable principles of general applicability.

     (b) The execution and delivery by Buyer of, and the performance by Buyer of its obligations under, this Agreement (i) will not contravene or constitute a default under any provision of applicable law or regulation or any constitutive document of Buyer or any agreement or other instrument binding upon Buyer or any of its assets or any judgment, order or decree of any governmental body, agency, official or court having jurisdiction over Buyer, whether foreign or domestic, and (ii) do not require any consent, approval, authorization order of or qualification with any governmental body, agency, official, self-regulatory organization or court or other tribunal, whether foreign or domestic.

     (c) Buyer has a valid business purpose for entering into this Agreement, and the transaction contemplated hereby is consistent with Buyer's overall investment strategy.

     (d) Buyer will conduct the Initial Short Sales as described in Section 2.2(b) in accordance with the Interpretive Letter, it being understood that Buyer will introduce into the public market a quantity of securities of the same class equal to the maximum number of shares deliverable on settlement of this Agreement in a manner consistent with the manner-of-sale conditions described in Rule 144(f) and (g) under the Securities Act.

                                    ARTICLE 5
                        CONDITIONS TO BUYER'S OBLIGATIONS

     SECTION 5.1. CONDITIONS. The obligation of Buyer to deliver the Purchase Price on the Payment Date is subject to the satisfaction of the following conditions:

     (a) The representations and warranties of Seller contained in Article 2 and
Article 3 and in the Pledge Agreement shall be true and correct as of the Payment Date.

     (b) The Pledge Agreement shall have been executed by the parties thereto, and Seller shall have delivered to the Securities Intermediary in accordance therewith the collateral required to be delivered pursuant to Section 1(b) thereof.

     (c) Seller shall have performed all of the covenants and obligations to be performed by it hereunder and under the Pledge Agreement on or prior to the Payment Date.

     (d) Seller shall have filed, or shall have caused to be filed, in the manner contemplated by Rule 144(h) under the Securities Act, a notice on Form 144 relating to the transactions contemplated hereby in form and substance acceptable to Buyer.

                                    ARTICLE 6
                                   COVENANTS

     SECTION  6.1.  TAXES.  Seller  shall  pay any and all  documentary,  stamp, transfer or similar taxes and charges that may be payable in respect of the entry into this Agreement and the transfer and delivery of any Common Stock (or security entitlements in respect thereof) pursuant hereto. Seller further agrees to make all payments in respect of this Agreement free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, fines, penalties, assessments or other governmental charges of whatsoever nature (or interest on any taxes, duties, fines, penalties, assessments or other governmental charges of whatsoever nature) imposed, levied, collected, withheld or assessed by, within or on behalf of (a) the United States or any political subdivision or governmental authority thereof or therein having power to tax or (b) any jurisdiction from or through which payment on the Agreement is made by Seller, or any political subdivision or governmental authority thereof or therein having power to tax. In the event such withholding or deduction is imposed, Seller agrees to indemnify Buyer for the full amount of such withholding or deduction, as well as any liability (including penalties, interest and expenses) arising therefrom or with respect thereto.

     SECTION 6.2. FORWARD CONTRACT. Seller hereby agrees that: (i) it will not treat this Agreement, any portion of this Agreement, or any obligation hereunder as giving rise to any interest income or other inclusions of ordinary income;
(ii) it will not treat the delivery of any portion of the shares of Common Stock (or security entitlements in respect thereof) or cash to be delivered pursuant to this Agreement as the payment of interest or ordinary income; (iii) it will treat this Agreement in its entirety as a forward contract for the delivery of such shares of Common Stock (or security entitlements in respect thereof) or cash; and (iv) it will not take any action (including filing any tax return or form or taking any position in any tax proceeding) that is inconsistent with the obligations contained in (i) through (iii). Buyer agrees that it will not file any United States tax return or take any position in a United States tax proceeding that is inconsistent with the Seller's obligations in clauses (i) through (iii) of the preceding sentence. Notwithstanding the foregoing, a party may take any action or position required by law, provided that such party delivers to the other party an unqualified opinion of counsel, reasonably acceptable to such other party, to the effect that such action or position is required by a statutory change or a Treasury regulation or applicable court decision published after the date of this Agreement.

     SECTION 6.3. NOTICES. Seller will cause to be delivered to Buyer:

     (a) Immediately upon the occurrence of any Event of Default hereunder or under the Pledge Agreement (or any event that with the giving of notice, the lapse of time or both would constitute an Event of Default hereunder or under the Pledge Agreement), or upon Seller (or any officer of Seller, if any) obtaining knowledge that any of the conditions or events described in paragraph
(a) or (b) of Section 7.1 shall have occurred with respect to the Company, notice of such occurrence; and

     (b) In case at any time prior to the Settlement Date Seller receives notice, (or any officer of Seller, if any) obtains knowledge, that any event requiring that an adjustment be calculated pursuant to Section 7.1 or 7.2 hereof or any Merger Event, Nationalization or Insolvency shall have occurred or be pending, then Seller shall promptly cause to be delivered to Buyer a notice identifying such event and stating, if known to Seller, the date on which such event occurred or is to occur and, if applicable, the record date relating to such event. Seller shall cause further notices to be delivered to Buyer if Seller shall subsequently receive notice, or Seller (or any officer of Seller, if any) shall obtain knowledge, of any further or revised information regarding the terms or timing of such event or any record date relating thereto.

     SECTION 6.4. FURTHER ASSURANCES. From time to time from and after the date hereof through the Settlement Date, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement in accordance with the terms and conditions hereof, including (i) using reasonable best efforts to remove any legal impediment to the consummation of such transactions and (ii) the execution and delivery of all such deeds, agreements, assignments and further instruments of transfer and conveyance necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement in accordance with the terms and conditions hereof.

     SECTION 6.5. Intentionally Omitted.

     SECTION 6.6. NO SALES OF COMMON STOCK. Seller shall not, without the prior written consent of Buyer, sell any shares of Common Stock or hedge (through swaps, options, short sales or otherwise) any long position in the Common Stock
(i) from the date hereof until the Notice Date, and (ii) until three months after the Notice Date.

     SECTION 6.7. SECURITIES CONTRACT. The parties hereto agree and acknowledge that (a) Buyer is a "financial institution" as such term is defined in Section 101(22) of Title 11 of the United States Code (the "BANKRUPTCY CODE") and (b) this Agreement is a "securities contract" as such term is defined in Section 741(7) of the Bankruptcy Code, and the parties hereto are entitled to the protections afforded by, among other Sections, sections 362(b)(6) and 555 of the Bankruptcy Code.

     SECTION 6.8. SEC FILINGS. On the date hereof, Seller shall file, or shall cause to be filed, in the manner contemplated by Rule 144(h) under the Securities Act, a notice on Form 144 relating to the transactions contemplated hereby in form and substance acceptable to Buyer.

     SECTION 6.9. Intentionally Omitted.

                                    ARTICLE 7
                                  ADJUSTMENTS

     SECTION 7.1. DILUTION ADJUSTMENTS. Following the declaration by the Company of the terms of any Potential Adjustment Event, (a) Buyer will determine whether such Potential Adjustment Event would have a diluting or concentrative effect on the theoretical value of the Common Stock and, if so, Buyer will (i) in good faith, calculate the corresponding adjustment, if any, to be made to any one or more of the Base Amount, the Settlement Ratio, the Threshold Appreciation Price, the Downside Protection Threshold Price, any Closing Price and any other variable relevant to the settlement terms of this Agreement (including, without limitation, the amount or type of property to be delivered hereunder) as Buyer determines appropriate to account for that diluting or concentrative effect and
(ii) determine the effective date of that adjustment. Buyer may (but need not) determine the appropriate adjustment by reference to the adjustment in respect of such Potential Adjustment Event made by an options exchange to options on the Common Stock traded on that options exchange or, if there are no options on the Common Stock traded on any options exchange, by reference to the rules of and precedents set by any such options exchange.


     For these purposes, "POTENTIAL ADJUSTMENT EVENT" means the declaration by the Company of the terms of any of the following:


     (a) a subdivision, consolidation or reclassification of shares of Common Stock (other than a Merger Event), or a free distribution or dividend of any shares of Common Stock to existing holders of Common Stock by way of bonus, capitalization or similar issue;

     (b) a distribution or dividend to existing holders of Common Stock of (i) shares of Common Stock or (ii) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the Company equally or proportionately with such payments to holders of Common Stock; or
(iii) any rights or warrants to purchase securities described in (i) or (ii) of the paragraph (b) for payment (cash or other) at less than the prevailing market price as determined by Buyer;

     (c) a dividend or distribution consisting of cash and/or any other property (other than securities of a type described in paragraph (b) of this Section 7.1);

     (d) a call in respect of shares of Common Stock that are not fully paid;

     (e) a repurchase by the Company of shares of Common Stock, whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise; or

     (f) any other similar event that may have a diluting or concentrative effect on the theoretical value of the Common Stock.

     SECTION 7.2. MERGER EVENTS, NATIONALIZATION, OR INSOLVENCY.

     (a) If any Merger Event shall occur prior to the Settlement Date, and the consideration for the shares of Common Stock in respect of that Merger Event consists solely of cash and/or any securities (other than shares that are listed on a national securities exchange or quoted on The NASDAQ Stock Market) or assets (whether or not the offeror or a third party) (such consideration called, "Other Consideration"), this Agreement shall be terminated as of the Merger Date, unless agreed otherwise by the parties hereto, and Seller shall make a payment to Buyer as provided in Section 7.3.

     If any Merger Event shall occur prior to the Settlement Date and the consideration for the shares of Common Stock in respect of that Merger Event consists (or, at the option of the holder of such shares, may consist) solely of shares (whether of the offeror or a third party) that are listed on a national securities exchange or quoted on The NASDAQ Stock Market) (such consideration called, "New Shares"), then on or after the relevant Merger Date, the number of New Shares to which a holder of the number of shares of Common Stock equal to the Base Amount would be entitled upon consummation of the Merger Event will be deemed the Base Amount and the New Shares and their issuer will be deemed the shares of Common Stock and the Company, respectively, and, if necessary, the Buyer will adjust any relevant terms accordingly.

     If any Merger Event shall occur prior to the Settlement Date and the consideration for the shares of Common Stock in respect of that Merger Event consists of New Shares in combination with Other Consideration, a proportion of the transaction the subject of this Agreement will be terminated (the "Relevant Proportion"), and Seller shall make a payment to Buyer as provided in Section
7.3. The Relevant Proportion shall equal the proportion of the Other Consideration to the total consideration paid to the holders of a Base Amount of shares of Common Stock in respect of the Merger Event. In addition, in respect of the proportion of the transaction the subject of this Agreement which is not so terminated, then on or after the relevant Merger Date, the number of New Shares to which a holder of the number of shares of Common Stock equal to the Base Amount would be entitled upon consummation of the Merger Event will be deemed the Base Amount and the New Shares and their issuer will be deemed the shares of Common Stock and the Company, respectively, and, if necessary, the Buyer will adjust any relevant terms accordingly.

     "MERGER EVENT" means any (A) reclassification, change or other offer of or for the Common Stock that results in a transfer of or an irrevocable commitment to transfer 20% or more of the outstanding shares of Common Stock or (B) consolidation, amalgamation or merger of the Company with or into another entity (other than a consolidation, amalgamation or merger in which the Company is the continuing entity and which results in reclassification or change of less than 20% of the outstanding shares of Common Stock).

     "MERGER DATE" means, in respect of any Merger Event, the date upon which holders of the necessary number of shares of Common Stock to constitute a Merger Event have agreed or have irrevocably become obligated to transfer their shares of Common Stock.

     (b) If, prior to the Settlement Date, (i) all the outstanding shares of Common Stock or all the assets or substantially all the assets of the Company are nationalized, expropriated or are otherwise required to be transferred to any governmental agency, authority or entity (a "NATIONALIZATION"); or (ii) by reason of the voluntary or involuntary liquidation, bankruptcy or insolvency of or any analogous proceeding affecting the Company (an "INSOLVENCY"): (A) all of the outstanding shares of Common Stock are required to be transferred to a trustee, liquidator or other similar official; or (B) holders of shares of Common Stock become legally prohibited from transferring them, then, in any such event, Buyer shall have the right, upon becoming aware of such event, to notify Seller of such event and terminate this Agreement as of a date set forth in such notice, following which Seller shall make a payment to Buyer as provided in
Section 7.3.

     SECTION 7.3. PAYMENTS ON TERMINATION. Following termination of this Agreement as a result of any Merger Event, Nationalization or Insolvency as provided in Section 7.2, Seller and Buyer shall agree as to the amount (the "TERMINATION AMOUNT") of the cash payment to be made by Seller to Buyer in settlement of this Agreement. If Seller and Buyer shall not so agree prior to 5:00 P.M., New York City time, on the Business Day following the termination of this Agreement, the Termination Amount shall equal the Acceleration Value (calculated, for purposes of this Section 7.3, as if the Termination Date were the Acceleration Date, calculated on the basis of, in addition to the factors indicated in Section 8.1, a value ascribed to the Common Stock equal to the consideration, if any, paid in respect of the Common Stock at the time of the Merger Event, Nationalization or Insolvency). As promptly as reasonably practicable after reaching agreement with Seller as to the Termination Amount or after calculation of the Acceleration Value, as the case may be, Buyer shall deliver to Seller a notice (the "TERMINATION AMOUNT NOTICE") specifying the Termination Amount. Not later than three Business Days following delivery of a Termination Amount Notice by Buyer, Seller shall make a cash payment, by wire transfer of immediately available funds to an account designated by Buyer, to Buyer in an amount equal to the Termination Amount.

     "TERMINATION DATE" means (i) in respect of a Nationalization, the date of the first public announcement of a firm intention to nationalize, (ii) in respect of an Insolvency, the earlier of the date the shares of Common Stock are required to be transferred to a trustee, liquidator or other similar official and the date the holders of shares of Common Stock become legally prohibited from transferring the Common Stock that, in the case of a Nationalization or an Insolvency (whether or not amended or on the terms originally announced), leads to the Nationalization or the Insolvency, as the case may be, in each case as determined by Buyer, and (iii) in the case of a Merger Event, the Merger Date.

     SECTION 7.4. Intentionally Omitted.

     SECTION 7.5. MISCELLANEOUS. For the avoidance of doubt, for the purposes of this Section, Article 7 generally and Section 8.1(f), without limitation as to applicability to any other provision of this Agreement or the Pledge Agreement, unless the context otherwise requires, (i) any reference to Common Stock shall be deemed to apply severally to any class of securities, cash or other property which shall have been distributed with respect to the Common Stock or into which Common Stock shall have been converted or otherwise exchanged (whether as a result of a Potential Adjustment Event, a Merger Event or otherwise) and any such other class of securities, cash or other property resulting from the successive application of this sentence and (ii) should any reference to the Common Stock be deemed to apply under clause (i) to other property, any reference to the Company shall be deemed to apply accordingly to the issuer(s) (as applicable) of such Common Stock. ARTICLE 8 ACCELERATION

     SECTION 8.1. ACCELERATION. If one or more of the following events (each an "EVENT OF DEFAULT") shall occur:

     (a) any legal proceeding shall have been instituted or any other event shall have occurred or condition shall exist that in Buyer's judgment could have a material adverse effect on the financial condition of Seller or on Seller's ability to perform Seller's obligations hereunder, or that calls into question the validity or binding effect of any agreement of Seller hereunder or under the Pledge Agreement;

     (b) Seller makes an assignment for the benefit of creditors, files a petition in bankruptcy, is adjudicated insolvent or bankrupt, petitions or applies to any tribunal for any receiver of or any trustee for Seller or any substantial part of Seller's property, commences any proceeding relating to Seller under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction, whether now or hereafter in effect, or there is commenced against or with respect to Seller or any substantial portion of its property any such proceeding and an order for relief is issued or such proceeding remains undismissed for a period of 30 days;

     (c) any representation made or repeated or deemed to have been made or repeated by Seller under this Agreement or the Pledge Agreement or any certificate delivered pursuant hereto or thereto would be incorrect or misleading in any material respect if made or repeated as of the date made or repeated or deemed to have been made;

     (d) Seller fails to fulfill or discharge when due any of its obligations, covenants or agreements under or relating to this Agreement or the Pledge Agreement, including Seller's obligations to deliver shares of Common Stock (or security entitlements in respect thereof) or cash on the Settlement Date;

     (e) due to the adoption of, or any change in, any applicable law after the date hereof, or due to the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law after the date hereof, it becomes unlawful for Seller to perform any absolute or contingent obligation to make payment or delivery hereunder or to comply with any other material provision of this Agreement or the Pledge Agreement;

     (f) in the reasonable judgment of Buyer, it becomes impracticable to freely trade (long or short) in the market for the Common Stock (or security entitlements in respect thereof) or any other securities deliverable hereunder as a result of the application of Article 7 or borrow on reasonable terms the Common Stock (or security entitlements in respect thereof) or any other securities deliverable hereunder as a result of the application of Article 7;

     (g) a Collateral Event of Default within the meaning of the Pledge Agreement shall occur; or

     (h) if Seller is partnership, corporation or trust, Seller is dissolved, liquidated terminated or takes any action to effect its dissolution, liquidation or termination, then, upon notice to Seller from Buyer at any time following an Event of Default, an "ACCELERATION DATE" shall occur, and Seller shall become obligated to deliver immediately upon receipt of the Acceleration Amount Notice (as defined below) a number of shares of Unrestricted Stock equal to the Acceleration Amount; provided that if the Collateral Agent proceeds to realize upon any collateral pledged under the Pledge Agreement and to apply the proceeds of such realization as provided in paragraph second of Section 10(d) thereof, then, to the extent of such application of proceeds, Seller's obligation to deliver Unrestricted Stock pursuant to this paragraph shall be deemed to be an obligation to deliver an amount of cash equal to the aggregate Market Value of such Unrestricted Stock on the Acceleration Date. The "ACCELERATION AMOUNT" means the quotient obtained by dividing: (i) the Acceleration Value, as defined below, by (ii) the Market Value per share of the Common Stock on the Acceleration Date. Upon the occurrence of an Acceleration Date, no further payments or deliveries under Section 2.2(e) of this Agreement will be required to be made without prejudice to the other provisions of this Agreement and the Pledge Agreement. Any payment or delivery required in respect of an Acceleration Date will be determined pursuant to this Section 8.1.

     The "ACCELERATION VALUE" means an amount determined by Buyer representing the fair value to Buyer of an agreement with terms that would preserve for Buyer the economic equivalent of the payments and deliveries that Buyer would, but for the occurrence of the Acceleration Date, have been entitled to receive after the Acceleration Date under Article 2 (taking into account any adjustments pursuant to Section 7.1 that may have been calculated on or prior to the Acceleration
Date). Buyer shall calculate such amount based on the following factors (and such other factors as it deems appropriate): (i) the volatility of the Common Stock, (ii) dividends on the Common Stock and (iii) prevailing interest rates.

     As promptly as reasonably practicable after calculation of the Acceleration Value, Buyer shall deliver to Seller a notice (the "ACCELERATION AMOUNT NOTICE") specifying the Acceleration Amount of shares of Common Stock (or security entitlements in respect thereof) required to be delivered by Seller.

     Buyer and Seller agree that the Acceleration Value is a reasonable pre-estimate of loss and not a penalty. Such amount is payable for the loss of bargain and, if Seller delivers the Acceleration Amount in the manner provided above, Buyer will not be entitled to recover any additional damages as a consequence of loss resulting from an Event of Default, a Nationalization, an Insolvency or a Merger Event that results in a termination of the Agreement pursuant to the first paragraph of Section 7.2(a) of this Agreement.

                                    ARTICLE 9
                                  MISCELLANEOUS

     SECTION 9.1. NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard forms of telecommunication. Notices to Buyer shall be directed to 677 Washington Blvd., Stamford, CT 06901, Telecopy No. (203) 719-8980; Attention: Gerard Lionetti with copies to the attention: High Net Worth Derivatives (Telecopy: 203-326-2756) and Legal Affairs (Equities) (Telecopy: 203-719-7317); notices to Seller shall be directed to it at 6613 N Scottsdale Road, #200, Scottsdale, AZ 85250; Telecopy No. 480-998-9162; Attn: Mr Steven J. Hilton.

     SECTION 9.2. GOVERNING LAW; SEVERABILITY; SUBMISSION TO JURISDICTION; WAIVER OF JURY TRIAL.

     (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without reference to choice of law doctrine).

     (b) To the extent permitted by law, the unenforceability or invalidity of any provision or provisions of this Agreement shall not render any other provision or provisions herein contained unenforceable or invalid.

     (c) EACH PARTY HERETO IRREVOCABLY SUBMITS TO THE EXTENT PERMITTED UNDER APPLICABLE LAW TO THE NON-EXCLUSIVE JURISDICTION OF THE FEDERAL AND STATE COURTS LOCATED IN THE BOROUGH OF MANHATTAN, STATE OF NEW YORK.

     (d) EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR THE PLEDGE AGREEMENT. EACH PARTY CERTIFIES (I) THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF ANY SUCH SUIT, ACTION OR PROCEEDING AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE ENTERED INTO THIS AGREEMENT AND THE PLEDGE AGREEMENT, AS APPLICABLE, IN RELIANCE ON, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

     SECTION 9.3. SERVICE OF PROCESS. The parties irrevocably consent to service of process given in the manner provided for notices in Section 9.1. Nothing in this Agreement will affect the right of either party to serve process in any other manner permitted by law.

     SECTION 9.4. ENTIRE AGREEMENT. Except as expressly set forth herein, this Agreement constitutes the entire agreement and understanding among the parties with respect to its subject matter hereof and supersedes all oral communications and prior writings with respect thereto.

     SECTION 9.5. AMENDMENTS, WAIVERS. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Buyer and Seller or, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     SECTION 9.6. NO THIRD PARTY RIGHTS, SUCCESSORS AND ASSIGNS. This Agreement is not intended and shall not be construed to create any rights in any person other than Seller, Buyer and their respective successors and assigns and no other person shall assert any rights as third party beneficiary hereunder. Whenever any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party. All the covenants and agreements herein contained by or on behalf of Seller and Buyer shall bind, and inure to the benefit of, their respective successors and assigns whether so expressed or not, and shall be enforceable by and inure to the benefit of Buyer and its successors and assigns.

     SECTION 9.7. ASSIGNMENT.

     (a) Except as expressly provided herein, neither this Agreement nor any interest herein or obligation hereunder may be transferred by Buyer without the prior written consent of Seller (other than pursuant to a consolidation or amalgamation with, or merger with or into, or transfer of all or substantially all of Buyer's assets to, another entity) and any purported transfer without such consent will be void. Buyer may transfer this Agreement or any of its interests herein or obligations hereunder to another of Buyer's offices, branches or affiliates on one Business Days' prior written notice to Seller. In the event of any transfer by Buyer of this Agreement or any of Buyer's interests herein or obligations hereunder to any such entity (an "ASSIGNEE"), (i) UBS Warburg LLC shall act as Seller's "agent" with respect to such transfer and "agent" for Assignee and Seller within the meaning of Rule 15a-6 under the Exchange Act upon such assignment, (ii) Assignee shall appoint UBS Warburg LLC, as process agent to receive for it and on its behalf, service of process in any action, suit or other proceeding arising out of this Agreement or any transaction contemplated hereby and (ii) UBS Warburg LLC shall act as the United States contact on behalf of Assignee if Assignee is located outside the United States.

     (b) Neither this Agreement nor any interest herein or obligation hereunder may be transferred by Seller without the prior written consent of Buyer and any purported transfer without such consent will be void.


     SECTION 9.8. COUNTERPARTS. This Agreement may be executed in any number of counterparts, and all such counterparts taken together shall be deemed to constitute one and the same agreement.


                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties have signed this Agreement as of the date and year first above written.


                                       SELLER:

                                       Steven J. Hilton


                                       By:
                                           -------------------------------------
                                           Name: Steven J. Hilton


                                       BUYER:

                                       UBS WARBURG LLC


                                       By:
                                           -------------------------------------


                                       By:
                                           -------------------------------------

EXHIBIT A

                           [FORM OF PRICING SCHEDULE]


                                 UBS Warburg LLC
                            677 Washington Boulevard
                               Stamford, CT 06901


                                  [Notice Date]

Steven J. Hilton
6613 N Scottsdale Road, #200,
Scottsdale, AZ 85250
Telecopy No. 480-998-9162

Ladies and Gentlemen:

     This Pricing Schedule is the Pricing Schedule within the meaning of Section 2.2(c) of the Stock Purchase Agreement dated as of August 30, 2001 (the "STOCK PURCHASE AGREEMENT") between Steven J. Hilton and UBS Warburg LLC. Capitalized terms used herein have the meanings set forth in the Stock Purchase Agreement.

     For all purposes under the Stock Purchase Agreement, the Terms of Sale for the Base Amount of Common Stock shall be as follows:

1.   BASE AMOUNT: ___________.

2.   PURCHASE PRICE: ___________.

3. PAYMENT DATE: ___________, being the third Business Day following the Notice Date.

4.   INITIAL SHARE PRICE: ____________.

5.   DOWNSIDE PROTECTION THRESHOLD PRICE: __________.

6.   THRESHOLD APPRECIATION PRICE: __________.

7.   MATURITY DATE: ___________.

                                       Very truly yours,


                                       UBS WARBURG LLC


                                       By:
                                           -------------------------------------

                                       By:
                                           -------------------------------------

Acknowledged and Confirmed:

Steven J. Hilton

By:
    ----------------------------
    Name: Steven J. Hilton

                                                                       EXHIBIT B

                                PRICING SCHEDULE

                                 UBS Warburg LLC
                            677 Washington Boulevard
                               Stamford, CT 06901

                               September 21, 2001

Steven J. Hilton
6613 N Scottsdale Road, #200,
Scottsdale, AZ 85250
Telecopy No. 480-998-9162

Ladies and Gentlemen:

     This Pricing Schedule is the Pricing Schedule within the meaning of Section 2.2(c) of the Stock Purchase Agreement dated as of August 30, 2001 (the "STOCK PURCHASE AGREEMENT") between Steven J. Hilton and UBS Warburg LLC. Capitalized terms used herein have the meanings set forth in the Stock Purchase Agreement.

     For all purposes under the Stock Purchase Agreement, the Terms of Sale for the Base Amount of Common Stock shall be as follows:

1.   BASE AMOUNT: $827,087.52


2.   PURCHASE PRICE: $715,430.70


3.   PAYMENT DATE: September 26, 2001


4.   INITIAL SHARE PRICE: $49.2314


5.   DOWNSIDE PROTECTION THRESHOLD PRICE: $49.2314


6.   THRESHOLD APPRECIATION PRICE: $64.0008

7.   MATURITY DATE: September 21, 2004

                                   Very truly yours,


                                   UBS WARBURG LLC



                                   By:
                                       -----------------------------------------

                                   By:
                                       -----------------------------------------

Acknowledged and Confirmed:

Steven J. Hilton


By:
    ------------------------------
    Name: Steven J. Hilton

                                                                       Exhibit C

                                PLEDGE AGREEMENT


                                   dated as of


                                 August 30, 2001


                                      among


                                Steven J. Hilton


                                UBS WARBURG LLC,


                  UBS AG, STAMFORD BRANCH, as Collateral Agent


                                       and


                                the other parties
                                  named herein

                                PLEDGE AGREEMENT

     THIS AGREEMENT is made as of August 30, 2001, among Steven J. Hilton (the "PLEDGOR"), UBS AG, STAMFORD BRANCH, as collateral agent (the "COLLATERAL AGENT") hereunder for the benefit of UBS WARBURG LLC ("SECURED PARTY"), and (if a financial institution shall have executed this Agreement as a Securities Intermediary as defined in the UCC (as defined below), such institution in its capacity as Securities Intermediary ("SECURITIES INTERMEDIARY").

     WHEREAS, pursuant to the Stock Purchase Agreement (as amended from time to time, the "STOCK PURCHASE AGREEMENT") dated as of the date hereof between Pledgor and Secured Party, Pledgor has agreed to sell and Secured Party has agreed to purchase shares of common stock (the "COMMON STOCK"), of Meritage Corporation (the "COMPANY") (or security entitlements in respect thereof), or cash in lieu thereof, subject to the terms and conditions of the Stock Purchase Agreement;

     WHEREAS, it is a condition to the obligations of Secured Party under the Stock Purchase Agreement that Pledgor, the Securities Intermediary, the Collateral Agent and Secured Party enter into this Agreement and that Pledgor grant the pledge provided for herein;

     NOW, THEREFORE, in consideration of their mutual covenants contained herein and to secure the performance by Pledgor of its obligations under the Stock Purchase Agreement and the observance and performance of the covenants and agreements contained herein and in the Stock Purchase Agreement, the parties hereto, intending to be legally bound, hereby mutually covenant and agree as follows:

     SECTION 1. THE SECURITY INTERESTS. In order to secure the full and punctual observance and performance of the covenants and agreements contained herein and in the Stock Purchase Agreement:

     (a) Pledgor hereby assigns and pledges to the Collateral Agent, as agent of for the benefit of Secured Party, security interests in and to, and a lien upon and right of set-off against, and transfers to the Collateral Agent, as agent of and for the benefit of Secured Party, as and by way of a security interest having priority over all other security interests, with power of sale, all of its right, title and interest in and to (i) the Pledged Items described in paragraph (b); (ii) all additions to and substitutions for such Pledged Items (including, without limitation, any securities, instruments or other property delivered or pledged pursuant to Section 7(a) or 8(b)); (iii) all income, proceeds and collections received or to be received, or derived or to be derived, now or any time hereafter (whether before or after the commencement of any proceeding under applicable bankruptcy, insolvency or similar law, by or against Pledgor, with respect to Pledgor) from or in connection with the Pledged Items (including, without limitation, any shares of capital stock issued by the Company in respect of any Common Stock (or security entitlements in respect thereof) constituting Collateral or any cash, securities or other property distributed in respect of or exchanged for any Common Stock (or security entitlements in respect thereof) constituting Collateral, or into which any such Common Stock (or security entitlements in respect thereof) is converted, in connection with any Merger Event, and any security entitlements in respect of any of the foregoing); and (iv) all powers and rights now owned or hereafter acquired under or with respect to the Pledged Items (such Pledged Items, additions, substitutions, proceeds, collections, powers and rights being herein collectively called the "COLLATERAL"). The Collateral Agent shall have all of the rights, remedies and recourses with respect to the Collateral afforded a secured party by the UCC, in addition to, and not in limitation of, the other rights, remedies and recourses afforded to the Collateral Agent by this Agreement.

     (b) On or prior to the date hereof, Pledgor shall deliver to the Collateral Agent in pledge hereunder a number of shares of Common Stock equal to 100,000 (the "INITIAL PLEDGED ITEMS"), in the manner provided in Section 8(c). As of the Payment Date, such Initial Pledged Items shall include, as Eligible Collateral, at least the Base Amount of shares of Common Stock, free of all Transfer Restrictions (other than any Existing Transfer Restrictions, but with no legends thereon relating to such Existing Transfer Restrictions).

     (c) In the event that the Company at any time issues to Pledgor in respect of any Common Stock (or security entitlements in respect thereof) constituting Collateral hereunder any additional or substitute shares of capital stock of any class (or any security entitlements in respect thereof), Pledgor shall immediately pledge and deliver to the Collateral Agent in accordance with
Section 8(c) all such shares and security entitlements as additional Collateral hereunder.

     (d) The Security Interests are granted as security only and shall not subject the Collateral Agent or Secured Party to, or transfer or in any way affect or modify, any obligation or liability of Pledgor or the Company with respect to any of the Collateral or any transaction in connection therewith.

     (e) If any delivery is required to be made on a day on which the financial institution or clearing facility through which a delivery is to be effected is not open for business, such delivery shall instead be required to be made on the first following Business Day on which such financial institution or clearing facility is open for business.

     (f) The Securities Intermediary and the other parties hereto expressly agree that all rights, assets and property held at any time in the Securities Account shall be treated as financial assets within the meaning of Sections 8-102(a)(9) and 8-103 of the UCC.

     (g) The parties hereto hereby agree that (i) the Securities Account is a "securities account" within the meaning of Section 8-501 of the UCC and (ii) the Securities Intermediary's jurisdiction (within the meaning of Section 8-110(e) of the UCC) in respect of the Securities Account is New York and each such party represents that it has not and agrees that it will not enter into any agreement to the contrary.

     SECTION 2. DEFINITIONS. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Stock Purchase Agreement. As used herein, the following words and phrases shall have the following meanings:

     "AUTHORIZED OFFICER" of Pledgor means any officer as to whom Pledgor shall have delivered notice to the Collateral Agent that such officer is authorized to act hereunder on behalf of Pledgor.

     "COLLATERAL" has the meaning provided in Section 1(a).

     "COLLATERAL AGENT" means the financial institution identified as such in the preliminary paragraph hereof, or any successor appointed in accordance with
Section 11.

     "COLLATERAL EVENT OF DEFAULT" has the meaning provided in Section 8(d).

     "DEFAULT SETTLEMENT DATE" has the meaning provided in Section 10(a).

     "DIVIDEND PROCEEDS" has the meaning provided in Section 9(a).

     "ELIGIBLE COLLATERAL" means Common Stock or security entitlements in respect thereof, provided that Pledgor has good and marketable title thereto, free of all Liens (other than the Security Interests) and Transfer Restrictions (other than, on any date on or prior to the Notice Date, the Existing Transfer Restrictions) and that the Collateral Agent has a valid, first priority perfected security interest therein, a first lien thereon and control with respect thereto, and provided further that to the extent the number of Shares of Common Stock or security entitlements in respect thereof pledged hereunder exceeds at any time the Maximum Deliverable Number thereof, such excess shares shall not be Eligible Collateral.

     "EVENT  OF  DEFAULT"  has  the  meaning  provided  in  the  Stock  Purchase
Agreement.

     "EXISTING TRANSFER RESTRICTIONS" means the Transfer Restrictions on the shares of Common Stock or security entitlements in respect thereof pledged hereunder imposed by Rule 144 under the Securities Act as a result of such shares of Common Stock being "control securities" as defined in Rule 144 under the Securities Act.

     "INITIAL PLEDGED ITEMS" has the meaning provided in Section 1(b).

     "LOCATION" means, with respect to any party, the place such party is "deemed located" within the meaning of Section 9-103(3)(d) of the UCC.

     "MAXIMUM DELIVERABLE NUMBER" means initially the number of shares of Common Stock included in the Initial Pledged Items, and on any date after the Notice Date, a number of shares of Common Stock or security entitlements in respect thereof equal to the Base Amount multiplied successively by each adjustment that shall have been calculated on or prior to such date pursuant to Article 7 of the Stock Purchase Agreement.

     "OTHER SECURITIES INTERMEDIARY LIENS" has the meaning set forth in Section 5(d).

     "PERSON" means an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

     "PLEDGED ITEMS" means, as of any date, any and all securities and instruments delivered by Pledgor to be held by the Collateral Agent under this Agreement as Collateral.

     "SECURITIES ACCOUNT" means the account in the name of Pledgor or the Collateral Agent, as the case may be, at the Securities Intermediary in or to which certain of the Collateral is to be deposited or credited in accordance with this agreement.

     "SECURITY INTERESTS" means the security interests in the Collateral created hereby.

     "SECURITIES INTERMEDIARY" means the financial institution or clearing facility identified as such in the preliminary paragraph hereof, or any successor appointed by the Collateral Agent.

     "UCC" means the Uniform Commercial Code as in effect in the State of New York.

     SECTION 3. REPRESENTATIONS AND WARRANTIES OF PLEDGOR. Pledgor hereby represents and warrants to the Collateral Agent and Secured Party that:

     (a) Pledgor (i) acquired and made full payment for all shares of Common Stock pledged hereunder (or in respect of which security entitlements are pledged hereunder) on or before December 31, 1996, (ii) owns and, at all times prior to the release of the Collateral pursuant to the terms of this Agreement, will own the Collateral free and clear of any Liens (other than the Security Interests) or Transfer Restrictions (other than the Existing Transfer Restrictions) and (iii) is not and will not become a party to or otherwise bound by any agreement, other than this Agreement, that (x) restricts in any manner the rights of any present or future owner of the Collateral with respect thereto or (y) provides any person other than Pledgor, the Collateral Agent, Secured Party or any securities intermediary (including the Securities Intermediary) (but, in the case of any such securities intermediary, only with respect to Collateral held through it) with control (as defined in Section 8-106 of the
UCC) with respect to any Collateral.

     (b) Other than financing statements or other similar or equivalent documents or instruments with respect to the Security Interests, no financing statement, security agreement or similar or equivalent document or instrument covering all or any part of the Collateral is on file or of record in any jurisdiction in which such filing or recording would be effective to perfect a Lien on such Collateral.

     (c) All shares of Common Stock at any time pledged hereunder (or in respect of which security entitlements are pledged hereunder) are and will be issued by an issuer organized under the laws of the United States, any State thereof or the District of Columbia and (i) certificated (and the certificate or certificates in respect of such shares of Common Stock are and will be located in the United States) and registered in the name of Pledgor or held through a securities intermediary whose securities intermediary's jurisdiction (within the meaning of Section 8-110(e) of the UCC) is located in the United States or (ii) uncertificated and either registered in the name of Pledgor or held through a securities intermediary whose securities intermediary's jurisdiction (within the meaning of Section 8-110(e) of the UCC) is located in the United States.

     (d) Upon (i) the delivery of certificates evidencing any Common Stock to the Collateral Agent in accordance with Section 8(c)(A), (ii) or in the case of uncertificated Common Stock, registration of such Common Stock in the name of the Securities Intermediary or its nominee in accordance with Section 8(c)(B) or
(iii) the crediting of any Common Stock in respect of which the Pledgor has a security entitlement to a securities account maintained by the Securities Intermediary at another securities intermediary in accordance with Section 8(c)(C) and in each case the crediting of any such Common Stock to the Securities Account in accordance with Section 8(c)(C), the Collateral Agent will have, for the benefit of Secured Party, a valid and, so long as the Securities Intermediary retains possession of such certificates or such uncertificated Common Stock remains so registered and such Common Stock continues to be credited to the Securities Account, perfected security interest in a securities entitlement in respect thereof, in respect of which the Collateral Agent will have control subject to no prior Lien.

     (e) No registration, recordation or filing with any governmental body, agency or official is required in connection with the execution and delivery of this Agreement or necessary for the validity or enforceability hereof or for the perfection or enforcement of the Security Interests.

     (f) Pledgor has not performed and will not perform any acts that might prevent the Collateral Agent from enforcing any of the terms of this Agreement or that might limit the Collateral Agent in any such enforcement.

     (g) The Location of Pledgor is the address set forth in Section 13(d), and under the Uniform Commercial Code as in effect in such Location, no local filing is required to perfect a security interest in collateral consisting of general intangibles.

     SECTION 4. REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE COLLATERAL AGENT. The Collateral Agent represents and warrants to, and agrees with, Pledgor and Secured Party that:

     (a) The Collateral Agent is a corporation, duly formed, validly existing and in good standing under the laws of the jurisdiction of its formation, and has all powers and all material governmental licenses, authorizations, consents and approvals required to enter into, and perform its obligations under, this Agreement.

     (b) The execution, delivery and performance by the Collateral Agent of this Agreement have been duly authorized by all necessary action on the part of the Collateral Agent and do not and will not violate, contravene or constitute a default under any provision of applicable law or regulation or of the certificate of formation or by-laws of the Collateral Agent or of any material agreement, judgment, injunction, order, decree or other instrument binding upon the Collateral Agent.

     (c) This Agreement constitutes a valid and binding agreement of the Collateral Agent enforceable against the Collateral Agent in accordance with its terms.

     (d) The Collateral Agent has not and will not enter into any agreement pursuant to which any person other than Pledgor, the Collateral Agent, Secured Party or any securities intermediary through whom any Collateral is held (but in the case of any such securities intermediary only in respect of Collateral held through it) has or will have control (within the meaning of Section 8-106 of the
UCC) with respect to any Collateral.

     (e) The Collateral Agent hereby agrees that all liens, pledges and other security interests of any kind or nature held by it (other than liens, pledges and security interests arising hereunder) in any of the Collateral securing any obligation to the Collateral Agent (either in such capacity or in any other capacity) (collectively, "Other Liens") shall be subordinate and junior to the liens, pledges and security interests in the Collateral arising hereunder and that the Collateral Agent will take no action to enforce any Other Liens so long as any obligation under the Stock Purchase Agreement or hereunder (whether or not then due) should remain unsatisfied.

     SECTION 5. REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE SECURITIES INTERMEDIARY. The Securities Intermediary represents and warrants to, and agrees with, each of the Collateral Agent, Secured Party and Pledgor that:

     (a) the Securities Intermediary is a corporation, duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to enter into, and perform its obligations under, this Agreement;

     (b) the execution, delivery and performance by the Securities Intermediary of this Agreement have been duly authorized by all necessary corporate action on the part of the Securities Intermediary (no action by the shareholders of the Securities Intermediary being required) and do not and will not violate, contravene or constitute a default under any provision of applicable law or regulation or of the charter or by-laws of the Securities Intermediary or of any material agreement, judgment, injunction, order, decree or other instrument binding upon the Securities Intermediary;

     (c) this Agreement constitutes a valid and binding agreement of the Securities Intermediary enforceable against the Securities Intermediary in accordance with its terms;

     (d) the Securities Intermediary hereby agrees that (i) all liens, pledges and other security interests of any kind or nature held by it in any of the Collateral securing any obligation to the Securities Intermediary (either in such capacity or in any other capacity), other than liens securing the obligations of Pledgor to it hereunder (collectively, "OTHER SECURITIES INTERMEDIARY LIENS") shall be subordinate and junior to the liens, pledges and security interest in the Collateral arising hereunder and that the Securities Intermediary will take no action to enforce any Other Securities Intermediary Liens so long as any obligation under the Stock Purchase Agreement or hereunder (whether or not then due) should remain unsatisfied and (ii) its obligations in respect of any Collateral will not be subject to deduction, set-off, recoupment, banker's lien or any other right in respect of obligations owed by Pledgor or any other person to the Securities Intermediary;

     (e) the Securities Intermediary is not and will not become a party to or otherwise bound by any agreement, other than this Agreement, that provides any person with control (as defined in Section 8-106 of the UCC) with respect to any of the Collateral; and

     (f) the Securities Intermediary is a "securities intermediary" within the meaning of Section 8-102(14) of the UCC and is acting in such capacity in respect of the Securities Account and all Collateral held therein or credited thereto.

     SECTION 6. ENTITLEMENT ORDERS.

     (a) The Securities Intermediary agrees that it will comply with entitlement orders originated by the Collateral Agent in respect of the Securities Account and any Collateral or other assets or property held therein or credited thereto without further consent from Pledgor or any other person. Pledgor hereby consents to the foregoing agreement.

     (b) The Securities Intermediary agrees that it will not comply with entitlement orders originated by the Pledgor or any other Person (other than the Collateral Agent or Secured Party) in respect of the Securities Account and any Collateral or other assets or property held therein or credited thereto until it shall have received written notice from the Collateral Agent that it may comply with such entitlement orders.

     SECTION 7. CERTAIN COVENANTS OF PLEDGOR. Pledgor agrees that, so long as any of its obligations under the Stock Purchase Agreement remain outstanding:

     (a) Pledgor shall ensure at all times that a Collateral Event of Default shall not occur, and shall pledge additional Collateral in the manner described in Sections 8(b) and 8(c) as necessary to cause such requirement to be met.

     (b) Pledgor shall, at the expense of Pledgor and in such manner and form as Secured Party or the Collateral Agent may require, give, execute, deliver, file and record any financing statement, notice, instrument, document, agreement or other documents as may be necessary or desirable in order to create, preserve, perfect, substantiate or validate any security interest granted pursuant hereto or to enable the Collateral Agent to exercise and enforce its rights and the rights of Secured Party hereunder with respect to such security interest. To the extent permitted by applicable law, Pledgor hereby authorizes the Collateral Agent to execute and file, in the name of Pledgor or otherwise, UCC financing or continuation statements (which may be, or may attach, carbon, photographic, photostatic or other reproductions of this Agreement or of a financing statement relating to this Agreement) that the Collateral Agent in its sole discretion may deem necessary or appropriate to further perfect, or maintain the perfection of, the Security Interests.

     (c) Pledgor shall warrant and defend its title to the Collateral, subject to the rights of the Collateral Agent and Secured Party, against the claims and demands of all persons. The Collateral Agent and Secured Party (or, as they may agree, one of them) may elect, but without an obligation to do so, to discharge any Lien of any third party on any of the Collateral.

     (d) Pledgor agrees that it shall not change (1) its name, identity or corporate structure in any manner or (2) its Location, unless in either case (A) it shall have given the Collateral Agent not less than 30 days' prior notice thereof and (B) such change shall not cause any of the Security Interests to become unperfected or subject any Collateral to any other Lien.

     (e) Pledgor agrees that it shall not (1) create or permit to exist any Lien (other than the Security Interests) or any Transfer Restriction (other than, on any date on or prior to the Notice Date, the Existing Transfer Restrictions) upon or with respect to the Collateral, (2) sell or otherwise dispose of, or grant any option with respect to, any of the Collateral or (3) enter into or consent to any agreement pursuant to which any person other than Pledgor, the Collateral Agent, Secured Party and any securities intermediary (including the Securities Intermediary) through whom any of the Collateral is held (but in the case of any such securities intermediary only in respect of Collateral held through it) has or will have control (within the meaning of Section 8-106 of the
UCC) in respect of any Collateral.

     SECTION  8.   ADMINISTRATION   OF  THE  COLLATERAL  AND  VALUATION  OF  THE
SECURITIES.

     (a) The Collateral Agent shall determine on each Business Day whether a Collateral Event of Default shall have occurred.

     (b) Pledgor may pledge additional Collateral hereunder at any time. Concurrently with the delivery of any additional Eligible Collateral, Pledgor shall deliver to the Collateral Agent a certificate of an Authorized Officer of Pledgor substantially in the form of Exhibit A hereto and dated the date of such delivery, (A) identifying the additional items of Eligible Collateral being pledged and (B) certifying that with respect to such items of additional Eligible Collateral the representations and warranties contained in paragraphs
(a) (excluding (a)(i)), (b), (c), (d) and (e) of Section 3 are true and correct with respect to such Eligible Collateral on and as of the date thereof. Pledgor hereby covenants and agrees to take all actions required under Section 8(c) and any other actions necessary to create for the benefit of the Collateral Agent a valid, first priority, perfected security interest in, and a first lien upon, such additional Eligible Collateral.

     (c) Any delivery of Common Stock (or security entitlement in respect thereof) as Collateral to the Collateral Agent by Pledgor shall be effected (A) in the case of Collateral consisting of certificated Common Stock registered in the name of Pledgor, by delivery of certificates representing such Common Stock to the Securities Intermediary, accompanied by any required transfer tax stamps, and in suitable form for transfer by delivery or accompanied by duly executed instruments of transfer or assignment in blank, with signatures appropriately guaranteed, all in form and substance satisfactory to the Collateral Agent, (B) in the case of Collateral consisting of uncertificated Common Stock registered in the name of Pledgor, by transmission by Pledgor of an instruction to the issuer of such Common Stock instructing such issuer to register such Common Stock in the name of the Securities Intermediary or its nominee, accompanied by any required transfer tax stamps, and the issuer's compliance with such instructions and the crediting of such Common Stock to the Securities Account or
(C) in the case of Common Stock in respect of which security entitlements are held by Pledgor through a securities intermediary, by the crediting of such Common Stock, accompanied by any required transfer tax stamps, to a securities account of the Securities Intermediary at such securities intermediary or, at the option of the Collateral Agent and the Securities Intermediary, at another securities intermediary satisfactory to the Collateral Agent and the Securities Intermediary and the crediting of such Common Stock to the Securities Account. Upon delivery of any such Pledged Item under this Agreement, the Securities Intermediary shall examine such Pledged Item and any certificates delivered pursuant to Section 8(b) or otherwise pursuant to the terms hereof in connection therewith to determine that they comply as to form with the requirements for Eligible Collateral.

     (d) If on any Business Day the Collateral Agent determines that a Collateral Event of Default shall have occurred, the Collateral Agent shall promptly notify Pledgor of such determination by telephone call to an Authorized Officer of Pledgor followed by a written confirmation of such call. A "COLLATERAL EVENT OF DEFAULT" shall mean, at any time, the occurrence of either of the following: (A) failure of the Collateral to include, as Eligible Collateral, at least the Maximum Deliverable Number of shares of Common Stock or
(B) failure at any time of the Security Interests to constitute valid and perfected security interests in all of the Collateral, subject to no prior or equal Lien, or assertion of such by Pledgor in writing.

     (e) If on any Business Day the Collateral Agent determines that no Event of Default or failure by Pledgor to meet any of its obligations under Sections 7 or 8 hereof has occurred and is continuing, Pledgor may obtain the release of the Security Interests with respect to any Collateral upon delivery to the Collateral Agent of a written notice from an Authorized Officer of Pledgor indicating the items of Collateral to be released so long as, after such release, no Collateral Event of Default shall have occurred.

     (f) On the Settlement Date, unless (i) Pledgor shall have otherwise effected the deliveries required by Section 2.2(e) of the Stock Purchase Agreement or (ii) the Common Stock (or security entitlements in respect thereof) then held by the Collateral Agent hereunder (whether or not through the Securities Account) is not Unrestricted Stock, the Collateral Agent shall deliver or instruct the Securities Intermediary to deliver (and Pledgor hereby irrevocably instructs the Collateral Agent to deliver or instruct the Securities Intermediary to deliver, in whole or partial, as the case may be, satisfaction of Pledgor's obligations to deliver shares of Common Stock (or security entitlements in respect thereof) to Secured Party on the Settlement Date pursuant to the Stock Purchase Agreement) to Secured Party shares of Common Stock (or security entitlements in respect thereof) then held by it hereunder representing the number of shares of Common Stock (or security entitlements in respect thereof) required to be delivered under the Stock Purchase Agreement on the Settlement Date. Upon any such delivery, Secured Party shall hold such shares of Common Stock (or security entitlements in respect thereof) absolutely and free from any claim or right whatsoever (including, without limitation, any claim or right of Pledgor).

     (g) The Collateral Agent may at any time or from time to time, in its sole discretion, cause any or all of the Common Stock pledged hereunder (or in respect of which security entitlements are pledged hereunder) registered in the name of Pledgor or held through a securities intermediary in the name of the Pledgor or its nominee, to be transferred of record into, or held through a securities intermediary in, the name of the Collateral Agent or its nominee. Pledgor shall promptly give to the Collateral Agent copies of any notices or other communications received by Pledgor with respect to the Common Stock (or security entitlements in respect thereof) pledged hereunder registered, or held through a securities intermediary, in the name of Pledgor or its nominee and the Collateral Agent shall promptly give to Pledgor copies of any notices and communications received by the Collateral Agent with respect to the Common Stock (or security entitlements in respect thereof) pledged hereunder registered, or held through a securities intermediary, in the name of the Collateral Agent or its nominee.

     (h) Pledgor agrees that it shall forthwith upon demand pay to the Collateral Agent: (i) the amount of any taxes that the Collateral Agent or Secured Party may have been required to pay by reason of the Security Interests or to free any of the Collateral from any Lien thereon, and (ii) the amount of any and all out-of-pocket expenses, including the fees and disbursements of counsel and of any other advisors or experts, that the Collateral Agent or Secured Party may incur in connection with (A) the enforcement of this Agreement, including such expenses as are incurred to preserve the value of the Collateral and the validity, perfection, rank and value of the Security
Interests, (B) the collection, sale or other disposition of any of the Collateral, (C) the exercise by the Collateral Agent of any of the rights conferred upon it hereunder or (D) any Event of Default. Any such amount not paid on demand shall bear interest (computed on the basis of a year of 360 days and payable for the actual number of days elapsed) at a rate per annum equal to 2% plus the rate announced from time to time by The Chase Manhattan Bank in New York City as its prime rate.

     (i) Intentionally Omitted.

     SECTION 9. INCOME AND VOTING RIGHTS IN COLLATERAL.

     (a) The Collateral Agent shall have the right to receive and retain as Collateral hereunder (i) all proceeds (other than ordinary cash dividends ("DIVIDEND PROCEEDS")) of the Collateral and (ii) upon the occurrence and during the continuance of an Event of Default, all proceeds of the Collateral, including without limitation all proceeds consisting of Dividend Proceeds, and Pledgor shall take all such action as the Collateral Agent shall deem necessary or appropriate to give effect to such right. All such proceeds including, without limitation, all dividends and other payments and distributions that are received by Pledgor shall be received in trust for the benefit of the Collateral Agent and Secured Party and, if the Collateral Agent so directs (but only, in the case of Dividend Proceeds, upon the occurrence and during the continuance of an Event of Default), shall be segregated from other funds of Pledgor and shall, forthwith upon demand by the Collateral Agent (but only, in the case of Dividend Proceeds, during the continuance of an Event of Default), to be paid over to the Collateral Agent as Collateral in the same form as received (with any necessary endorsement). After all Events of Default have been cured, the Collateral Agent's right to retain Dividend Proceeds under this Section 9(a) shall cease and the Collateral Agent shall pay over to Pledgor any such Collateral consisting of Dividend Proceeds retained by it during the continuance of an Event of Default. Unless an Event of Default shall have occurred and be continuing, Pledgor shall have the right, from time to time, to vote and to give consents, ratifications and waivers with respect to the Collateral, and the Collateral Agent shall, upon receiving a written request from Pledgor accompanied by a certificate of an Authorized Officer of Pledgor stating that no Event of Default has occurred and is continuing, deliver to Pledgor or as specified in such request such proxies, powers of attorney, consents, ratifications and waivers in respect of any of the Collateral that is registered, or held through a securities intermediary, in the name of the Collateral Agent or its nominee as shall be specified in such request and shall be in form and substance satisfactory to the Collateral Agent.

     (b) If an Event of Default shall have occurred and be continuing, the Collateral Agent shall have the right, to the extent permitted by law, and Pledgor shall take all such action as may be necessary or appropriate to give effect to such right, to vote and to give consents, ratifications and waivers, and to take any other action with respect to any or all of the Collateral with the same force and effect as if the Collateral Agent were the absolute and sole owner thereof.

     SECTION 10. REMEDIES UPON EVENTS OF DEFAULT.

     (a) If any Event of Default shall have occurred and be continuing, the Collateral Agent may exercise on behalf of Secured Party all the rights of a secured party under the Uniform Commercial Code (whether or not in effect in the jurisdiction where such rights are exercised) and, in addition, without being required to give any notice, except as herein provided or as may be required by mandatory provisions of law, shall: (i) deliver, or instruct the Securities Intermediary to deliver, all Collateral consisting of shares of Common Stock (or security entitlements in respect thereof) (but not in excess of the number thereof deliverable under the Stock Purchase Agreement at such time) to Secured Party on the date of the Acceleration Amount Notice relating to such Event of Default (the "DEFAULT SETTLEMENT DATE") in satisfaction of Pledgor's obligations to deliver Common Stock (or security entitlements in respect thereof) under the Stock Purchase Agreement, whereupon Secured Party shall hold such shares of Common Stock (or security entitlements in respect thereof) absolutely free from any Lien, claim or right of any kind, including any equity or right of redemption of Pledgor that may be waived or any other right or claim of Pledgor, and Pledgor, to the extent permitted by law, hereby specifically waives all rights of redemption, stay or appraisal that it has or may have under any law now existing or hereafter adopted; and (ii) if such delivery shall be insufficient to satisfy in full all of the obligations of Pledgor under the Stock Purchase Agreement or hereunder, sell all of the remaining Collateral, or such lesser portion thereof as may be necessary to generate proceeds sufficient to satisfy in full all of the obligations of Pledgor under the Stock Purchase Agreement or hereunder, at public or private sale or at any broker's board or on any securities exchange, for cash, upon credit or for future delivery, and at such price or prices as the Collateral Agent may deem satisfactory. Pledgor covenants and agrees that it will execute and deliver such documents and take such other action as the Collateral Agent deems necessary or advisable in order that any such sale may be made in compliance with law. Upon any such sale the Collateral Agent shall have the right to deliver, assign and transfer to the buyer thereof the Collateral so sold. Each buyer at any such sale shall hold the Collateral so sold absolutely and free from any Lien, claim or right of any kind, including any equity or right of redemption of Pledgor that may be waived or any other right or claim of Pledgor, and Pledgor, to the extent permitted by law, hereby specifically waives all rights of redemption, stay or appraisal that it has or may have under any law now existing or hereafter adopted. The notice (if any) of such sale required by Section 9-504 of the UCC shall (1) in case of a public sale, state the time and place fixed for such sale, (2) in case of sale at a broker's board or on a securities exchange, state the board or exchange at which such sale is to be made and the day on which the Collateral, or the portion thereof so being sold, will first be offered for sale at such board or exchange, and (3) in the case of a private sale, state the day after which such sale may be consummated. Any such public sale shall be held at such time or times within ordinary business hours and at such place or places as the Collateral Agent may fix in the notice of such sale. At any such sale the Collateral may be sold in one lot as an entirety or in separate parcels, as the Collateral Agent may determine. The Collateral Agent shall not be obligated to make any such sale pursuant to any such notice. The Collateral Agent may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for the sale, and such sale may be made at any time or place to which the same may be so adjourned. In case of any sale of all or any part of the Collateral on credit or for future delivery, the Collateral so sold may be retained by the Collateral Agent until the selling price is paid by the buyer thereof, but the Collateral Agent shall not incur any liability in case of the failure of such buyer to take up and pay for the Collateral so sold and, in case of any such failure, such Collateral may again be sold upon like notice. The Collateral Agent, instead of exercising the power of sale herein conferred upon it, may proceed by a suit or suits at law or in equity to foreclose the Security Interests and sell the Collateral, or any portion thereof, under a judgment or decree of a court or courts of competent jurisdiction.

     (b) Pledgor hereby irrevocably appoints the Collateral Agent its true and lawful attorney, with full power of substitution, in the name of Pledgor, the Collateral Agent or Secured Party or otherwise, for the sole use and benefit of the Collateral Agent and Secured Party, but at the expense of Pledgor, to the extent permitted by law, to exercise, at any time and from time to time while an Event of Default has occurred and is continuing, all or any of the following powers with respect to all or any of the Collateral:

          (i) to demand, sue for, collect, receive and give acquittance for any and all monies due or to become due upon or by virtue thereof,

          (ii) to settle, compromise, compound, prosecute or defend any action or proceeding with respect thereto,

          (iii) to sell, transfer, assign or otherwise deal in or with the same or the proceeds or avails thereof, as fully and effectually as if the Collateral Agent were the absolute owner thereof (including, without limitation, the giving of instructions and entitlement orders in respect thereof), and

          (iv) to extend the time of payment of any or all thereof and to make any allowance and other adjustments with reference thereto;

provided that the Collateral Agent shall give Pledgor not less than one day's prior written notice of the time and place of any sale or other intended disposition of any of the Collateral, except any Collateral that (A) threatens to decline speedily in value, including, without limitation, equity securities, or (B) is of a type customarily sold on a recognized market. The Collateral

Agent and Pledgor agree that such notice (if any is required) constitutes "reasonable notification" within the meaning of Section 9-504(3) of the UCC.

     (c) Upon any delivery or sale of all or any part of any Collateral made either under the power of delivery or sale given hereunder or under judgment or decree in any judicial proceedings for foreclosure or otherwise for the enforcement of this Agreement, the Collateral Agent is hereby irrevocably appointed the true and lawful attorney of Pledgor, in the name and stead of Pledgor, to make all necessary deeds, bills of sale, instruments of assignment, transfer or conveyance of the property, and all instructions and entitlement orders in respect of the property thus delivered or sold. For that purpose the Collateral Agent may execute all such documents, instruments, instructions and entitlement orders. This power of attorney shall be deemed coupled with an interest, and Pledgor hereby ratifies and confirms that which its attorney acting under such power, or such attorney's successors or agents, shall lawfully do by virtue of this Agreement. If so requested by the Collateral Agent, by Secured Party or by any buyer of the Collateral or a portion thereof, Pledgor shall further ratify and confirm any such delivery or sale by executing and delivering to the Collateral Agent, to Secured Party or to such buyer or buyers at the expense of Pledgor all proper deeds, bills of sale, instruments of assignment, conveyance or transfer, releases, instructions and entitlement orders as may be designated in any such request.

     (d) In the case of an Event of Default, the Collateral Agent may proceed to realize upon the security interest in the Collateral against any one or more of the types of Collateral, at any time, as the Collateral Agent shall determine in its sole discretion subject to the foregoing provisions of this Section 10. The proceeds of any sale of, or other realization upon, or other receipt from, any of the Collateral shall be applied by the Collateral Agent in the following order of priorities:

     FIRST, to the payment to the Collateral Agent of the expenses of such sale or other realization, including reasonable compensation to the Collateral Agent and its agents and counsel, and all expenses, liabilities and advances incurred or made by the Collateral Agent in connection therewith, including brokerage fees in connection with the sale by the Collateral Agent of any Collateral;

     SECOND, to the payment to Secured Party of an amount equal to the aggregate Market Value of a number of shares of Common Stock equal to (i) the number of shares of Common Stock (or security entitlements in respect thereof) that would be required to be delivered under Section 8.1 of the Stock Purchase Agreement on the Default Settlement Date without giving effect to the proviso therein minus (ii) the number of shares of Common Stock (or security entitlements in respect thereof) delivered by the Collateral Agent to Secured Party on the Default Settlement Date as described in Section 10(a);

     FINALLY, if all of the obligations of Pledgor hereunder and under the Stock Purchase Agreement have been fully discharged or sufficient funds have been set aside by the Collateral Agent at the request of Pledgor for the discharge thereof, any remaining proceeds shall be released to Pledgor.

     SECTION 11. THE COLLATERAL AGENT.

     (a) Secured Party hereby irrevocably appoints and authorizes the Collateral Agent to take such action as agent on its behalf and to exercise such powers under this Agreement as are delegated to the Collateral Agent by the terms hereof, together with all such powers as are reasonably incidental thereto.

     (b) The obligations of the Collateral Agent hereunder are only those expressly set forth in this Agreement.

     (c) The Collateral Agent may consult with legal counsel, independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.

     (d) Neither the Collateral Agent nor any of its directors, officers, agents or employees shall be liable for any action taken or not taken by it in connection with this Agreement (1) with the consent or at the request of Secured Party or (2) in the absence of its own gross negligence or willful misconduct. The Collateral Agent shall not incur any liability by acting in reliance upon any notice, consent, certificate, statement, or other writing (which may be a bank wire, telex or similar writing) believed by it to be genuine or to be signed by the proper party or parties.

     (e) Pledgor shall indemnify the Collateral Agent against any cost, expense (including counsel fees and disbursements), claim, demand, action, loss or liability (except such as result from the Collateral Agent's gross negligence or willful misconduct) that the Collateral Agent may suffer or incur in connection with this Agreement or any action taken or omitted by the Collateral Agent hereunder.

     (f) Beyond the exercise of reasonable care in the custody thereof, the Collateral Agent shall have no duty as to any Collateral in its possession or control or in the possession or control of any agent, bailee, clearing corporation or securities intermediary or any income thereon or as to the preservation of rights against prior parties or any other rights pertaining thereto. The Collateral Agent shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral if the Collateral is accorded treatment substantially equal to that which it accords its own property, and shall not be liable or responsible for any loss or damage to any of the Collateral, or for any diminution in the value thereof, by reason of the act or omission of any agent, bailee, clearing corporation or securities intermediary selected by the Collateral Agent in good faith (or selected by an agent, bailee, clearing corporation or securities intermediary so selected by the Collateral Agent or by any agent, bailee, clearing corporation or securities intermediary selected in accordance with this parenthetical phrase).

     (g) Any corporation or association into which the Collateral Agent may be converted or merged, or with which it may be consolidated, or to which it may sell or transfer its agency business or assets as a whole or substantially as a whole, or any corporation or association resulting from any such conversion, sale, merger, consolidation or transfer to which it is a party, shall, subject to the prior written consent of Secured Party, be and become a successor Collateral Agent hereunder and vested with all of the title to the Collateral and all of the powers, discretions, immunities, privileges and other matters as was its predecessor without, except as provided above, the execution or filing of any instrument or any further act, deed or conveyance on the part of any of the parties hereto, anything herein to the contrary notwithstanding.

     SECTION 12. THE SECURITIES INTERMEDIARY.

     (a) Secured Party hereby irrevocably appoints and authorizes the Securities Intermediary to take such action as agent on its behalf and to exercise such powers under this Agreement as are delegated to the Securities Intermediary by the terms hereof, together with all such powers as are reasonably incidental thereto.

     (b) The obligations of the Securities Intermediary hereunder are only those expressly set forth in this Agreement.

     (c) The Securities Intermediary may consult with legal counsel, independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.

     (d) Neither the Securities Intermediary nor any of its directors, officers, agents or employees shall be liable for any action taken or not taken by it in connection with this Agreement (1) with the consent or at the request of Secured Party or (2) in the absence of its own gross negligence or willful misconduct. The Securities Intermediary shall not incur any liability by acting in reliance upon any notice, consent, certificate, statement, or other writing (which may be a bank wire, telex or similar writing) believed by it to be genuine or to be signed by the proper party or parties.

     (e) Pledgor shall indemnify the Securities Intermediary against any cost, expense (including counsel fees and disbursements), claim, demand, action, loss or liability (except such as result from the Securities Intermediary's gross negligence or willful misconduct) that the Securities Intermediary may suffer or incur in connection with this Agreement or any action taken or omitted by the Securities Intermediary hereunder.

     (f) Beyond the exercise of reasonable care in the custody thereof, the Securities Intermediary shall have no duty as to any Collateral in its possession or control or in the possession or control of any agent, bailee, clearing corporation or securities intermediary or any income thereon or as to the preservation of rights against prior parties or any other rights pertaining thereto. The Securities Intermediary shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral if the Collateral is accorded treatment substantially equal to that which it accords its own property, and shall not be liable or responsible for any loss or damage to any of the Collateral, or for any diminution in the value thereof, by reason of the act or omission of any agent, bailee, clearing corporation or securities intermediary selected by the Securities Intermediary in good faith (or selected by an agent, bailee, clearing corporation or securities intermediary so selected by the Securities Intermediary or by any agent, bailee, clearing corporation or securities intermediary selected in accordance with this parenthetical phrase).

     (g) Any corporation or association into which the Securities Intermediary may be converted or merged, or with which it may be consolidated, or to which it may sell or transfer its agency business or assets as a whole or substantially as a whole, or any corporation or association resulting from any such conversion, sale, merger, consolidation or transfer to which it is a party, shall, subject to the prior written consent of Secured Party, be and become a successor Securities Intermediary hereunder and vested with all of the title to the Collateral and all of the powers, discretions, immunities, privileges and other matters as was its predecessor without, except as provided above, the execution or filing of any instrument or any further act, deed or conveyance on the part of any of the parties hereto, anything herein to the contrary notwithstanding.

     SECTION 13. MISCELLANEOUS.

     (a) Whenever any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party. All the covenants and agreements herein contained by or on behalf of Pledgor and the Collateral Agent and the Securities Intermediary shall bind, and inure to the benefit of, their respective successors and assigns whether so expressed or not, and shall be enforceable by and inure to the benefit of Secured Party and its successors and assigns.

     (b) To the extent permitted by law, the unenforceability or invalidity of any provision or provisions of this Agreement shall not render any other provision or provisions herein contained unenforceable or invalid.

     (c) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Pledgor, the Collateral Agent, Secured Party and, if the rights and duties of the Securities Intermediary are affected thereby, the Securities Intermediary or, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     (d) All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard forms of telecommunication. Notices to Pledgor shall be directed to it at 6613 N Scottsdale Road, #200, Scottsdale, AZ 85250; Telecopy No. 480-998-9162; Attn: Mr Steven J. Hilton; notices to the Collateral Agent shall be directed to it at 677 Washington Blvd., Stamford, CT 06901, Telecopy No. 203-719-8980, Attention:
Collateral Management; notices to Secured Party shall be directed to 677 Washington Blvd., Stamford, CT 06901, Telecopy No. 203-719-8980, Attention:
Gerard Lionetti, with, in each case a copy at the above address to the attention of High Net Worth Derivatives (Telecopy: 203-326-2756) and Legal Affairs (Equities) (Telecopy: 203-719-7317); notices to the Securities Intermediary shall be directed to it at the address last notified to the Collateral Agent, Secured Party and the Pledgor.

     (e) This Agreement shall in all respects be construed in accordance with and governed by the laws of the State of New York (without reference to choice of law doctrine); provided that as to Pledged Items located in any jurisdiction other than the State of New York, the Collateral Agent on behalf of Secured Party shall, in addition to any rights under the laws of the State of New York, have all of the rights to which a secured party is entitled under the laws of such other jurisdiction. The parties hereto hereby agree that the Collateral Agent's jurisdiction, within the meaning of Section 8-110(e) of the UCC, insofar as it acts as a securities intermediary hereunder or in respect hereof, is the State of New York. To the extent permitted by law, the unenforceability or invalidity of any provision or provisions of this Agreement shall not render any other provision or provisions herein contained unenforceable or invalid.

     (f) Each party hereto irrevocably submits, to the extent permitted under applicable law, to the non-exclusive jurisdiction of the federal and state courts located in the Borough of Manhattan, State of New York.

     (g) Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to this Agreement or the Stock Purchase Agreement. Each party certifies (i) that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of any such suit, action or proceeding and (ii) acknowledges that it and the other party have entered into this Agreement and the Stock Purchase Agreement, as applicable, in reliance on, among other things, the mutual waivers and certifications in this Section.

     (h) This Agreement may be executed, acknowledged and delivered in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same agreement.

     SECTION 14. ASSIGNMENT. This Pledge Agreement may not be assigned, nor may any obligation hereunder be delegated, by Pledgor without the prior written consent of Secured Party, and any purported assignment, or delegation, without such consent shall be null and void. Secured Party may and shall transfer its rights and obligations hereunder to any person to whom Secured Party transfers its interests and obligations under the Stock Purchase Agreement upon the same terms and conditions applicable to such assignments therein.

     SECTION 15. TERMINATION OF PLEDGE AGREEMENT. This Agreement and the rights hereby granted by Pledgor in the Collateral shall cease, terminate and be void upon fulfillment of all of the obligations of Pledgor under the Stock Purchase Agreement and hereunder. Upon written confirmation by Secured Party of such fulfillment by Pledgor, any Collateral remaining at the time of such termination shall be fully released and discharged from the Security Interests and delivered to Pledgor by the Collateral Agent (or by the Securities Intermediary upon the instructions of the Collateral Agent), all at the request and expense of Pledgor.

     SECTION 16. RE-LEGENDING OF SHARES OF COMMON STOCK UPON RELEASE TO PLEDGOR. Collateral Agent shall not release to Pledgor any shares of Common Stock (or security entitlements in respect thereof) that have been pledged hereunder unless it first transmits such shares of Common Stock (or security entitlements in respect thereof) to the share transfer agent of the Company for possible re-legending.



                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties have signed this Agreement as of the date and year first above written.


                                       PLEDGOR:

                                       Steven J. Hilton


                                       By:
                                           -------------------------------------
                                           Name: Steven J. Hilton


                                       COLLATERAL AGENT:

                                       UBS AG, STAMFORD BRANCH,
                                         as Collateral Agent


                                       By:
                                           -------------------------------------
                                           Name:
                                           Title:


                                       By:
                                           -------------------------------------
                                           Name:
                                           Title:

                                       SECURED PARTY:

                                       UBS WARBURG LLC


                                       By:
                                           -------------------------------------
                                           Name:
                                           Title:


                                       By:
                                           -------------------------------------
                                           Name:
                                           Title:

                                       SECURITIES INTERMEDIARY:


                                       ----------------------------------------,
                                       as Securities Intermediary

                                       By:
                                           -------------------------------------
                                           Name:
                                           Title:

                                       By:
                                           -------------------------------------
                                           Name:
                                           Title:

                                                   Exhibit A to Pledge Agreement


                      CERTIFICATE FOR ADDITIONAL COLLATERAL

     The undersigned, Steven J. Hilton ("PLEDGOR"), hereby certifies, pursuant to Section 8(b) of the Pledge Agreement, dated as of August 30, 2001, among Pledgor, UBS AG, Stamford Branch, as Collateral Agent, ___________________________, as the Securities Intermediary, and Secured Party (the "PLEDGE AGREEMENT"; terms defined in the Pledge Agreement being used herein as defined therein), that:

          1. Pledgor is delivering, or causing to be delivered in accordance with Section 8(c) of the Pledge Agreement, the following securities (or security entitlements in respect thereof) to the Collateral Agent to be held by the Collateral Agent as additional Collateral (the "ADDITIONAL COLLATERAL"):

          2. Pledgor hereby represents and warrants to the Collateral Agent that the Additional Collateral is Eligible Collateral and that the representations and warranties contained in paragraphs (a)(excluding
     (a)(i)), (b), (c), (d), and (e) of Section 3 of the Pledge Agreement are true and correct with respect to the Additional Collateral on and as of the date hereof.

     This Certificate may be relied upon by Secured Party as fully and to the same extent as if this Certificate had been specifically addressed to Secured Party.

     IN WITNESS WHEREOF, the undersigned has executed this Certificate this ___ day of __________, 200_.


                                         Steven J. Hilton


                                         ---------------------------------------